

September 4, 2024

William M. Thalman
Executive Vice President and Chief Financial Officer
L.B. Foster Company
415 Holiday Drive, Suite 100
Pittsburgh, PA 15220

> **Re: L.B. Foster Company**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2024**
> **Response dated August 27, 2024**
> **File No. 000-10436**

Dear William M. Thalman:

We have reviewed your August 27, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2024 letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2024
Financial Statements
Condensed Consolidated Statements of Operations, page 4

1.    We read your response to prior comment 1. Please confirm you stopped using equity method accounting for the joint venture after you sold 100% of your equity interest in it in August 2018. Per page 44 of your 2018 Form 10-K, after you sold your equity method investment, you agreed to a lease extension for the Magnolia, TX property through 2020. At the end of the lease term, tell us the specific asset category to which this asset was reclassified (or would have been reclassified, if your net investment in the lease happened to be zero), the applicable GAAP literature (e.g., ASC 360) and how you applied it. Refer to ASC 842-30-35-5. Furthermore, tell us specifically why this asset was not a long-lived asset, if true, and explain in greater detail why ASC 610-20-45-1 and ASC 360-10-45-5 did not apply.

Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services